Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

9 November 2021

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Results for Announcement to the Market

James Hardie announced today its results for the 2nd quarter and six months ended 30 September 2021 and has filed the following documents with the ASX:

•	ASX Coversheet
•	Media Release
•	Management’s Analysis of Results
•	Management Presentation
•	Condensed Consolidated Financial Statements

Copies of these documents are available on James Hardie’s investor relations website at
https://ir.jameshardie.com.au/.

Yours faithfully

James Brennan-Chong
Director of Investor Relations and Market Intelligence

This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), David Harrison (USA), Persio Lisboa (USA),
Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne Rowland (USA),
Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895